SUBJECT	FINAL PRICING DETAILS :

** APPROVED FOR EXTERNAL USE **	Filed Pursuant to Rule 433 Registration Statement 333-160410

ORIX Corporation

US$400,000,000 Re-Opening of 5.00% Senior Debt Securities Notes Due 2016

Issuer:	ORIX Corporation

Expected Ratings:*	Moody’s: A3 (negative) S&P: A- (negative)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Further Issue:	Senior Debt Securities due 2016 will be issued as additional securities and will be consolidated and form a single series with the US$400,000,000 principal amount of 5.00% Senior Debt Securities due 2016 originally issued on January 12, 2011

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer

Currency:	USD

Size:	US$400,000,000

Coupon:	5.00%, Fixed Rate

Net Proceeds before Expenses:	US$406,588,000

Trade Date:	April 20, 2011

Settlement Date:	April 26, 2011

Maturity:	January 12, 2016

Coupon Payment Dates:	January 12 and July 12 of each year, beginning July 12, 2011

Pricing Benchmark:	2.25% due March 31, 2016

Benchmark Spot (Price/Yield):	100-19/2.123%

Spread to Benchmark:	5T+240bps

Issue Price:	101.997% of the principal amount, plus accrued interest from January 12, 2011

Yield:	4.523%

Day Count:	30/360

Business Days:	New York, Tokyo, following, unadjusted

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Listing:	None

Billing & Delivering:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Active Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC

Passive Joint Bookrunners:	Nomura Securities International, Inc. Citigroup Global Markets Inc.

Co-Lead Managers:	BNP Paribas Securities Corp., Daiwa Capital Markets America Inc., Mizuho Securities USA Inc.

Co-Managers:	ANZ Securities, Inc., Credit Agricole Securities (USA) Inc., Scotia Capital (USA) Inc., Standard Chartered Bank, China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Houlihan Lokey Capital, Inc., ING Bank N.V., Singapore Branch, Mitsubishi UFJ Securities (USA), Inc., SMBC Nikko Capital Markets Limited

CUSIP:	686330 AF8

ISIN:	US686330AF83

* Note:	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or SEC, to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.

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